MASTER VEHICLE LEASE TERMINATION AGREEMENT

         THIS MASTER VEHICLE LEASE TERMINATION AGREEMENT (this "AGREEMENT") is made effective as of September 10, 2004, by and between CHRISTENSON VELAGIO, INC. ("LESSEE"), and CHRISTENSON LEASING COMPANY, LLC ("LESSOR").

                                    RECITALS

         A. Lessor and Lessee have previously entered into that certain Master Vehicle Lease Agreement dated September 1, 2003 and amended January 1, 2004 (the "LEASE") whereby Lessee leases certain vehicles from Lessor (the "VEHICLES").

         B. Destination Microfield, LLC has offered to purchase the Vehicles from Lessor in order to enter into a new lease of the Vehicles to Lessee.

         C. Lessor and Lessee mutually desire to cancel and terminate the Lease prior to the scheduled expiration date of August 31, 2006 (the "SCHEDULED EXPIRATION DATE"), all upon and subject to the terms and conditions herein provided.

         NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1.       LEASE TERMINATION

         Subject to the terms and conditions set forth in this Agreement, Lessor and Lessee hereby agree that the Lease shall be terminated effective as of 12:01 a.m. on September 10, 2004 (the "TERMINATION DATE"). Upon termination of the Lease and satisfaction of the Termination Conditions (as hereafter defined), Lessor and Lessee shall have no further rights, obligations or claims with respect to each other arising under the Lease.

         2.       TERMINATION CONDITIONS

         The following conditions shall be conditions precedent to the effectiveness of this Agreement and the termination of the Lease on the Termination Date (collectively, the "TERMINATION CONDITIONS"):

                  a. PURCHASE OF VEHICLES. On or before the Termination Date, Destination Microfield, LLC shall have completed the purchase of the Vehicles from Lessor.

                  b. ISSUANCE OF WARRANTS. On or before the Termination Date, Microfield Group, Inc. ("Microfield") shall have issued and delivered to Lessor (or its Board of Directors shall have committed to issue and deliver to Lessor promptly following the closing) a warrant or warrants to purchase 1,000,000 common shares of Microfield. The exercise price will be the lesser of $0.38 per share or the price applicable to any shares, warrants or options (excluding options granted to employees or directors) issued by Microfield on or before the Scheduled Expiration Date. The warrants will be assignable by Lessor, will permit a cashless exercise by the holder, and will provide for the most favorable registration rights for the shares subject to the


1 - MASTER VEHICLE LEASE TERMINATION AGREEMENT
PDX/112816/141153/DLH/1385625.1
warrants as have been granted to any current shareholder of Microfield. A cashless exercise means (1) payment through a "same day sale" commitment from the holder and an NASD broker-dealer, or (2) a "net exercise" where the holder may elect to receive shares equal to the value of the warrant by surrendering warrant shares according to a formula based on the average closing ask price for the shares for the 10 preceding trading days. If requested by Lessor, Lessee shall provide a written agreement by Microfield shareholders holding a majority of voting shares to approve the issuance of such warrants and to increase authorized shares of Microfield as necessary to accommodate the exercise of the warrants.

                  c. VEHICLE MAINTENANCE. Lessee shall have made new arrangements for the maintenance of the Vehicles which does not involve Lessor including, if appropriate, entering into a new maintenance agreement with a third party.

                  d. TRANSFER FEES, ETC. Lessee shall have reimbursed Lessor for all vehicle title transfer fees and similar expenses (including applicable license fees or excise taxes to be collected) incurred by Lessor in connection with the termination of the Lease and the transfer of the Vehicles to Destination Microfield, LLC.

         3.       MUTUAL RELEASE

         Effective upon the Termination Date, and provided the Termination Conditions have been satisfied, Lessor and Lessee, on behalf of themselves and their respective successors, officers, shareholders, assigns, partners, members, trustees, beneficiaries and persons and entities holding beneficial interests, do each hereby release and absolutely and forever discharge the other from any and all claims, losses, liabilities, judgments, costs, demands, causes of action and expenses (including, without limitation, attorneys' fees and consultants' fees), of which such releasing party is either currently aware or reasonably should have been aware and of which such releasing party ever had, now has, claims to have had, or may have had, against the other party arising from, and/or connected with the Vehicles or such other party's obligations under the Lease, but excluding claims for indemnification by Lessor arising out of Lessee's use and operation of the Vehicles (collectively referred to herein as "CLAIMS"). This Agreement and release has no effect upon other unrelated obligations of Lessee to Lessor, including (a) rental payments due under that certain Equipment Lease Agreement dated September 1, 2003 as amended effective December 1, 2003, and (b) past due accounts payable in the approximate amount of $76,752.01 which are to be paid at the rate of $5,000 per week. Lessee's obligation to pay amounts due under such unrelated obligations is not subject to any right of setoff or defense based on any other obligation of Lessee.

         4.       LESSEE'S REPRESENTATIONS AND WARRANTIES

                  Lessee hereby represents and warrants to Lessor the following, each of which shall survive the termination of the Lease:

                  a. Lessee has not made any assignment, sublease, transfer, conveyance or other disposition of the Lease, the Vehicles or any other right, title or interest under or arising by virtue of the Lease, or of any claim, demand, obligation, liability, action or cause of action




2 - MASTER VEHICLE LEASE TERMINATION AGREEMENT
PDX/112816/141153/DLH/1385625.1
arising from or pursuant to the Lease or arising from any rights of possession arising under or by virtue of the Lease or the Vehicles.

                  b. Lessee has the full power, capacity, authority and legal right to execute and deliver this Agreement.

                  c. The person executing this Agreement on behalf of Lessee has the full right and authority to execute this Agreement on behalf of Lessee and to bind Lessee without the consent or approval of any other person or entity.

                  d. This Agreement is a legal, valid and binding obligation of Lessee, enforceable against Lessee in accordance with its terms.

                  e. Lessee has not (i) made a general assignment for the benefit of creditors, (ii) filed any voluntary petition in bankruptcy or suffered the filing of an involuntary petition by its creditors, (iii) suffered the appointment of a receiver to take possession of all or substantially all of its assets, or (iv) suffered the attachment or other judicial seizure of all or substantially all of its assets.

                  f. Lessee has not incurred any unpaid obligations with respect to the Vehicles for which Lessor or any other person having an interest in the Vehicles is, or may hereafter be claimed to be, responsible to pay or perform.

         5.       GENERAL PROVISIONS

                  a. INSURANCE. Lessee hereby agrees that Lessee will continue to maintain insurance as required under the Lease unless modified by the terms of a new lease with Destination Microfield, LLC.

                  b. TIME OF ESSENCE. Time is of the essence in the performance of the parties' respective obligations set forth in this Agreement.

                  c. ENTIRE AGREEMENT. This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and all prior agreements, representations, and understandings between the parties, whether oral or written, are deemed null, all of the foregoing having been merged into this Agreement. The parties acknowledge that each party and/or its counsel have reviewed and revised this Agreement and that no rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall be employed in the interpretation of this Agreement or any amendments or exhibits to this Agreement or any document executed and delivered by either party in connection with this Agreement.

                  d. ASSIGNABILITY; SUCCESSORS BOUND. Lessee may not assign its rights, obligations or interest in this Agreement to any other person or entity without Lessor's written consent thereto, which consent may be given or withheld in Lessor's sole and absolute discretion. Any attempted assignment without the consent of Lessor shall be null and void. No assignment shall release the Lessee herein named from any obligation or liability under this Agreement. Any permitted assignee shall be deemed to have made any and all representations and warranties made by Lessee hereunder, as if the assignee were the original signatory hereto.



3 - MASTER VEHICLE LEASE TERMINATION AGREEMENT
PDX/112816/141153/DLH/1385625.1

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

                  e. SEVERABILITY. If any provision of this Agreement or application to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid or unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances, other than those as to which it is so determined invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

                  f. APPLICABLE LAW. This Agreement shall be governed by and construed under the laws of the State of Oregon.

                  g. AMENDMENTS. This Agreement may be amended or modified only by an instrument in writing signed by each of the parties hereto.

                  h. ATTORNEYS' FEES. If either party hereto fails to perform any of its obligations under this Agreement or if any dispute arises between the parties hereto concerning the meaning or interpretation of any provision of this Agreement, then the defaulting party or the party not prevailing in such dispute, as the case may be, shall pay any and all costs and expenses incurred by the other party on account of such default and/or in enforcing or establishing its rights hereunder, including, without limitation, court costs and reasonable attorneys' fees and disbursements (including any fees incurred in an appellate or bankruptcy proceeding). Any such attorneys' fees and other expenses incurred by either party in enforcing a judgment in its favor under this Agreement shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys' fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment. The parties hereto expressly agree that any party hereto may seek equitable relief in any court of competent jurisdiction to enjoin breaches of this Agreement and/or specifically enforce the rights enumerated in this Agreement, including, without limitation, issuance of the Microfield warrant(s).

                  i. COUNTERPARTS. This Agreement may be executed in counterparts each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.



















4 - MASTER VEHICLE LEASE TERMINATION AGREEMENT
PDX/112816/141153/DLH/1385625.1

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                     LESSOR:

                                     CHRISTENSON LEASING COMPANY, LLC
                                     By: JMW Capital Partners, Inc., its Manager



                                     By: /s/ ROBERT JESENIK
                                        ----------------------------------------
                                     Name: Robert Jesenik
                                     Its: CEO

                                     LESSEE:

                                     CHRISTENSON VELAGIO, INC.



                                     By: /s/ GARY KAPRAL
                                        ----------------------------------------
                                     Name: Gary Kapral
                                     Its: CFO

































4 - MASTER VEHICLE LEASE TERMINATION AGREEMENT
PDX/112816/141153/DLH/1385625.1